[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 _ 2014
DIVISION OF TRADING & MARKETS

SECU 14045170 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2013 (MM/DD/YY) AND ENDING December 31,2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Horizons Asset Management Group,L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Racquet Road, Suite 3
(No. and Street)

Newburgh (City) NY (State) 12550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R Gleason (845) 567 -3930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arcangelo & Co., LLP
(Name – *if individual, state last, first, middle name*)

510 Haight Ave. (Address) Poughkeepsie (City) NY (State) 12603 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven R Gleason, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Horizons Asset Management Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No. 01SH6019703
Exp. 9/28/20 14
STATE OF NEW YORK
DUTCHESS CO.

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.
TABLE OF CONTENTS

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Michael C. Betros, CPA/PFS
John J. Cina, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP*
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA

510 Haight Ave, Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

Independent Auditor's Report

To the Board of Directors and Member of
New Horizons Asset Management Group, L.L.C.

Report on the Financial Statements

We have audited the accompanying financial statements of New Horizons Asset Management Group, L.L.C. which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness

Mid-Hudson • Oneida • Rome • Syracuse • Utica • Westchester

of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Horizons Asset Management Group, L.L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the computation of net capital pursuant to rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital pursuant to rule 15c3-1 of the United States Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the computation of net capital pursuant to rule 15c3-1 of the United States Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arcangelo & Co., LLP

February 27, 2014
Poughkeepsie, New York

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	263,715
Deposit with clearing agent (Note 3)		25,000
Accounts receivable		127,971
Prepaid expenses and other current assets		16,655
Furniture and equipment, net (Note 4)		2,317
Total assets	$	435,658

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	196,755
Member's equity		238,903
	$	435,658

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

Revenues	
Commissions	
Mutual Funds	$ 70,469
Annuities	385,167
12B1 Fees	397,619
Securities	8,394
Insurance	394,234
Advisory fee income	69,954
Interest and other income	70
Total Revenues	**1,325,907**
Expenses	
Employee compensation and related benefits	658,868
Occupancy	136,952
Payroll taxes	36,778
Advertising	32,101
General and administrative	23,460
Subcontracted labor	306,936
Commissions	23,642
Professional fees	28,409
Administrative fees	37,000
Insurance	19,619
Dues and subscriptions	12,710
Regulatory fees	22,194
Office expenses	11,153
Total Expenses	**1,349,822**
Net Loss	**$ (23,915)**

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2013

Member's equity, beginning	$	262,818
Net loss		(23,915)
Member's equity, ending	$	238,903

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash Flows From Operating Activities		
Net loss	$	(23,915)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		1,445
Changes in operating assets and liabilities:		
Increase in accounts receivable		(23,298)
Increase in prepaid expenses		(15,682)
Increase in accounts payable and accrued expenses		71,137
Net cash provided by operating activities		**9,687**
Cash Flows From Investing Activities		
Purchase of furniture and equipment		(1,980)
Net cash used in investing activities		**(1,980)**
Net increase in cash		**7,707**
Cash at beginning of year		**256,008**
Cash at end of year	$	**263,715**

The accompanying notes to the financial statements are an integral part of these statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

New Horizons Asset Management Group, L.L.C. (the "Company") was organized in November 1998, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April 2000. The Company's business consists of providing comprehensive brokerage, financial and employee benefit services to individuals and institutions. The Company is a limited liability company wholly owned by Rhinebeck Bank.

The Company is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(i) and Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that the Company does not hold funds or securities for, or owe money or securities to customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, accounts payable, and accrued expenses, and depreciation, among others.

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2013. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 10 years.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of securities and mutual funds, insurance sales and insurance annuity contracts. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

As the Company is owned wholly by Rhinebeck Bank and is considered a disregarded entity for income tax purposes, consequently income taxes are not payable or provided for. Management is not aware of any violation of its income tax status, or any uncertain tax positions taken in the preparation of tax returns.

Prior to 2013 the Company was treated as a partnership for income tax reporting. As of December 31, 2013 the Company's Federal and New York State partnership tax returns filed for the 2010, 2011 and 2012 tax years remain subject to examination by the applicable taxing jurisdictions. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as other expenses.

Advertising:

The Company expenses advertising costs as incurred. The Company recorded advertising expense in the amount of $25,275 for the year ended December 31, 2013.

Note 2. Limited Liability Companies

The Company is a limited liability company organized under New York State Law and the entity's life is not finite.

Note 3. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

Note 4. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2013:

Furniture and Fixtures	$ 13,523
Office Equipment	22,448
	35, 971
Less: Accumulated depreciation	(36,654)
	$ 2,317

The Company recorded depreciation expense of $1,445 for the year ended December 31, 2013.

Note 5. Retirement Plan

The Company has a 401(k) defined contribution plan. Participants are permitted, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, to contribute up to $17,500 in 2013 of their earnings (as defined) into the plan with the Company matching up to 5%, based on a formula. Pension expense amounted to 19,648 for the year ended December 31, 2013 and is included in employee compensation and related benefits on the statement of operations.

Note 6. Lease Commitments

The Company has three operating leases for office space that renew on an annual basis. One lease allows for fixed monthly payments. The other two leases provide for rent based on a predetermined percentage of net revenues, which may be offset by the value of certain securities transactions and other related services provided to the landlord. Rent expense relating to these leases amounted to $106,442 for the year ended December 31, 2013 and was included in occupancy expense on the statement of operations.

Note 7. Related Party Transactions

The Company engages in transactions with Rhinebeck Bank (the "Bank") which is the parent entity. These transactions are considered intercompany transactions, in that the Company records an amount due to, while the Bank records a receivable from the Company. The Company pays $2,500 in administrative fees monthly to the Bank, related to services the Bank provides to the Company, (i.e. bookkeeping functions, IT services, marketing services, and other administrative services.) The annual cost for said services in 2013 was $31,000. The Company also records a $500 expense monthly for quarterly payouts to its Board of Directors. Total Directors' Fees for 2013 was $6,000. Furthermore, the costs of marketing materials that relate directly to the promotion of the Company are passed on to the Company, along with any IT services that may be necessary for network maintenance and security. The cost of these expenses amounted to $12,639 for 2013. As of December 31, 2013, the Company owes the Bank $49,639 which is included in accounts payable and accrued expenses on the statement of financial condition.

Note 8. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 9. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $139,611 which is $114,611 in excess of its required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2013 was 140.9%.

Note 10. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject to the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were last inspected by FINRA during 2013.

Note 11. Concentration of Risk

Credit Risk

The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 12. Subsequent Events

Management has evaluated subsequent events through February 27, 2014 which is the date the financial statements are available for issuance.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE UNITED STATES SECURTIES AND EXCHANGE COMMISSION

December 31, 2013

Total member's equity from statement of financial condition			$	238,903
Less non-allowable assets:				
Accounts receivable, past due for more than 30 days	$	80,320		
Furniture and equipment, net		2,317		
Other Assets		16,655		
Total non-allowable assets				99,292
Net capital			$	139,611
Aggregate indebtedness:				
Accounts payable and accrued expenses			$	196,755
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)			$	25,000
Net capital in excess of minimum requirement			$	114,611
Percentage of aggregate indebtedness to net capital				140.9%

Note: The above computation does not differ from the computation of net capital pursuant to Rule 15c3-1 as of December 31, 2013 filed by New Horizons Asset Management Group, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See independent auditor's report.

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Michael C. Betros, CPA/PFS
John J. Cina, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA

510 Haight Ave, Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors and Member of
New Horizons Asset Management Group, L.L.C.

In planning and performing our audit of the financial statements of New Horizons Asset Management Group, L.L.C. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered New Horizons Asset Management Group, L.L.C.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of New Horizons Asset Management Group, L.L.C.'s internal control. Accordingly, we do not express an opinion on the effectiveness of New Horizons Asset Management Group, L.L.C.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the United States Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by New Horizons Asset Management Group, L.L.C. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because New Horizons Asset Management Group, L.L.C. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of New Horizons Asset Management Group, L.L.C. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

Mid-Hudson • Oneida • Rome • Syracuse • Utica • Westchester

permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on the understanding and on our study, we believe that New Horizons Asset Management Group, L.L.C.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo & Co., LLP

February 27, 2014
Poughkeepsie, New York

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Michael C. Betros, CPA/PFS
John J. Cina, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP*
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA

510 Haight Ave, Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of
New Horizons Asset Management Group, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by New Horizons Asset Management Group, L.L.C., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating New Horizons Asset Management Group, L.L.C.'s compliance with the applicable instructions of Form SIPC-7. New Horizons Asset Management Group, L.L.C.'s management is responsible for New Horizons Asset Management Group, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries recorded in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. No adjustments were reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7.

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo & Co., LLP

February 27, 2014
Poughkeepsie, New York